EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
 (in thousands)

	Year Ended December 31,
	1997	1998	1999	2000	2001

Consolidated pretax (loss) income from continuing operations	$4,001	$22,312	$28,041	$39,800	$79,633
Share of pretax income of 50% owned affiliate net of equity pick-up	—	—	—	—	—
Share of distributed (income) loss of less-than-50%-owned affiliates net of equity pick-up	97	10	1,304	3,008	1,690
Share of pretax loss of less-than-50%-owned affiliate with guaranteed debt net of equity pick-up	—	—	—	—	—
Amortization of capitalized interest	86	255	334	441	345
Interest	18,456	26,659	39,475	56,567	43,922
Less interest capitalized during the period	(6,981)	(4,534)	(6,876)	(6,589)	(5,439)

Net amortization of debt discount and premium and issuance expense	1,268	2,084	2,676	3,754	3,488
Interest portion of rental expense	562	898	1,987	4,312	4,156

Earnings	$17,490	$47,685	$66,941	$101,293	$127,795

Interest	18,456	26,659	39,475	56,567	43,922
Net amortization of debt discount and premium and issuance expense	1,268	2,084	2,676	3,754	3,488
Interest portion of rental expense	562	898	1,987	4,312	4,156

Interest expense relating to guaranteed debt of less-than-50% owned affiliate	—	—	—	—	—

Fixed Charges	$20,286	$29,641	$44,138	$64,633	$51,566

Ratio of Earnings to Fixed Charges	0.86	1.61	1.52	1.57	2.48